                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549


                                 FORM 10-SB A1
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
       Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       Progressive Asset Management, Inc.
                 (Name of Small Business Issuer in its charter)

         California                                 90- 804853
  (State or other jurisdiction           (IRS Employer Identification No.)
of incorporation or organization)

1814 Franklin Street, Suite 710, Oakland, CA             94612
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number (510) 834-3722

Securities to be registered pursuant to Section 12(b) of the Act. NONE

Securities to be registered pursuant to Section 12(g) of the Act.
1,631,626 shares of Common Stock

Common stock
(Title of Class)


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                                TABLE OF CONTENTS

                                                             Page
Cover Page                                                     1

Table of Contents                                              2

PART I                                                         3

PART II                                                       15

PART F/S                                                      20

PART III                                                      21

                                     PART I

The Issuer has elected to follow Form 10-SB, Disclosure Alternative 2.

ITEM 6. DESCRIPTION OF BUSINESS

(a) Narrative Description of Business.

(1) Business of Progressive Asset Management, Inc. ("PAM").

(i) PAM Provides Securities Brokerage and Advisory Services.

(A) Introduction. PAM was incorporated in California July 14, 1987. It is registered as a broker-dealer with the NASD and as an investment adviser with the State of California. PAM is a member of SIPC and the MSRB. PAM significantly restructured the manner in which it provides services to the public in 1999. This restructuring is described in section (B) below.

(B) PAM Provides Its Services Principally Through Financial West Group, Inc., ("FWG"). Prior to 1999, PAM had its corporate office in Oakland, California, an office in New York, NY, and offered its services through several other independent offices operated by persons who were registered representatives of PAM. In March 1999, PAM entered into an agreement with FWG and Paradox Holdings, Inc. ("Paradox"). FWG is a wholly-owned subsidiary of Paradox. FWG is a broker-dealer, registered with the NASD, with 60 offices and approximately 300 registered representatives. FWG is an NASD, SIPC, and MSRB member. FWG is also registered as a investment adviser with the State of California. FWG has applied for registration as an investment adviser with the Securities and Exchange Commission. Financial transactions are processed through Correspondent Services Corporation ("CSC"), a wholly owned, fully guaranteed subsidiary of PaineWebber, Inc.

Under the agreement among the parties, PAM transferred all of its


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customer accounts and its registered representatives to FWG. PAM assists FWG in recruiting additional registered representatives who are interested in promoting socially-responsible investing. Four persons remain registered representatives with PAM as well as becoming registered representatives of FWG. (For purposes of convenience, persons registered through FWG are referred to as "employees" although many are classified as "independent contractors" under federal or state law.)

For purposes of marketing and convenience, the employees of FWG who concentrate on socially responsible investing and use the services of PAM, are referred to as the "PAM Network" so that it is clear to the investor that the services of PAM are utilized to achieve the goals of the client to have a portfolio that meets the client's social responsibility goals. Because of the requirements of the NASD and the California Department of Corporations, all signage, correspondence and agreements state that all transactions are conducted through FWG. Consequently, the PAM Network serves as the socially responsible investment arm of FWG, with PAM providing participants in the PAM Network with state of the art socially responsible investment services - social screening, shareholder advocacy, and information on community investing.

As an ongoing relationship, PAM receives a portion of the gross commission income generated by the FWG registered representatives who are designated as members of the PAM Network, but no portion of the gross commission generated by FWG registered representatives who are not members of the PAM Network.

The gross commission generated by FWG registered representatives who are members of the PAM Network is shared between the registered representatives who earn the commissions, FWG, and PAM. According to the agreement among the parties, FWG receives 5% of the commission. PAM receives what remains after the portions of the commission due to the registered representative and the portion due to FWG have been subtracted. Therefore, the exact amount PAM will receive on any one transaction depends on the amount of compensation the individual registered representative is entitled to receive. The amount a registered representative is entitled to receive is negotiated between FWG and the registered representative and is not made public. However, for purposes of illustration, a registered representative commonly receives approximately 85% of the gross commissions, FWG receives 5%, and this results in PAM receiving 10% of the gross commission.

As part of the agreement among the parties, Paradox has purchased a minority equity stake in PAM equal to 40% of the voting power of all the outstanding stock of PAM. Paradox cannot purchase any additional shares of PAM until January 2, 2002. The NASD approved the March 1999 agreement among the parties in late June 1999, and


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the purchase of PAM shares by Paradox was completed in early July 1999. The
March 1999 agreement among the parties is attached as Exhibit 12(a).

As a further incentive for entering into the relationship with FWG, PAM receives an additional 2.75% of the gross commissions generated by FWG registered representatives who are members of the PAM Network over and above the basic amount. This additional payment will cease once FWG has paid PAM a total of $875,000. For purposes of illustration, again, a registered representative commonly receives approximately 85% of the gross commissions, FWG receives 2.25% (5% minus 2.75%), and this results in PAM receiving 12.75% of the gross commission.

                           Current Commission        Commission Structure after
                           Structure (%)             PAM receives $875,000 (%)
Registered
Representative                      85                                 85
FWG                                  2.25                               5
PAM                                  2.75                              10

In addition, PAM receives 5% of the gross amount of the asset-based fee that FWG as a registered investment advisor receives from clients of FWG registered representatives who are not members of the PAM Network for a product called Socially Screened Portfolios for which PAM provides social screening. Members of the PAM Network receive a 5% discount on this product from FWG and PAM receives no fee from the use of this product by PAM Network registered representatives. Since PAM does not receive a portion of all of the income FWG generates from its securities brokerage and advisory business, FWG's revenues in the past give no guidance to the amount of revenues that will be generated under the agreement between PAM and FWG.

Association with FWG provides PAM with a much stronger technology platform, enhanced back office capacity, and significantly expanded registered representative recruitment opportunities. FWG handles licensing and transactions for the registered representatives affiliated with the PAM Network. Linking with PAM gives FWG access to the field of socially-responsible investing. Through FWG, the PAM Network offers a complete range of investment services for any portfolio, large or small including:
* Access to all major markets and types of investments.
* Socially responsible mutual funds and retirement plans.
* Identification of socially responsible investment managers.
* Social screening, shareholder advocacy, and community investments.
* Offices in California, Iowa, Maryland, Massachusetts, Michigan, New Hampshire, New York, and Oregon.
* No-load socially responsible mutual funds through Charles Schwab & Co., Inc., on an advisory-fee basis.


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
(C) PAM's Services to the Public Emphasize Socially-Responsible Investing.

(I) Socially-Responsible Investing PAM was created to provide securities brokerage and advisory services to persons who seek to engage in "socially-responsible investing." This term means that a person's investments reflect that person's social concerns. PAM starts from the premise that corporations that combine positive financial and social performance make the best long-term investments. Businesses that do not follow what PAM believes are socially and environmentally responsible practices tend to have greater liabilities and charges. Examples of such businesses are heavy industries and utilities that pollute air and ground water and tobacco manufacturers, because they are subject to charges against earnings from the burdens of regulatory compliance, litigation, fines, strikes, and boycotts.

Socially-responsible investing can be achieved in three ways:
*Social Screening.
*Shareholder Activism.
*Community Investing.

PAM conducts its own proprietary research which it provides to PAM Network registered representatives and to registered investment advisers to use in creating model portfolios based on social and environmental concerns of most persons concerned with socially-responsible investing. Social screens frequently requested include structuring a portfolio that meets the goals of a client in these areas:
* Environment.
* Employee relations.
* Quality of products and services.
* Nuclear weapons or nuclear power.
* Tobacco, alcohol, or gambling.
* Relations with repressive regimes.

Customized screens are also developed according to registered representatives' and registered investment advisers' specifications based on clients' specific needs.

(II) Shareholder Advocacy and Community Investments. PAM provides support to PAM Network registered representatives to assist their clients realizing their social objectives through the strategies of shareholder advocacy and community investing. Through shareholder advocacy, clients use their ownership of the stock of a company to pursue change in the company's social or environmental performance. PAM works with the Interfaith Center for Corporate Responsibility and other advocates of corporate responsibility to:
* Engage in dialogue with company officials.
* Introduce or co-sponsor social shareholder resolutions.
* Build shareholder advocacy networks and wage shareholder


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campaigns.

PAM also works to provide community investing to enable the clients of PAM Network registered representatives to invest in companies that have a high community impact. PAM has served as the placement agent for investments that promote:
* Economic development in inner city and rural poverty areas in the United
States.
* Sustainable development in the developing world.
* Low income housing.
* Energy self-reliance and alternative energy production.

PAM has joined with the Calvert Social Investment Foundation to create PAM Community Investments. PAM Community Investments are offered by Information Guide through FWG. By using this national program, investors can direct capital to community development loan funds that help low-income families and neighborhoods work their way out of poverty.

(III) Investment Services Provided Through the PAM Network. Registered representatives in the PAM Network, serving as the socially-responsible division of FWG, offers a wide variety of services and investments for any size portfolio, including:

* Mutual funds--full range of socially responsible mutual funds.
* Stocks--access to all major markets and exchanges.
* Bonds--municipal, government agency, corporate, and convertible bonds.
* Insurance.
* Financial and estate planning.
* Retirement planning for individuals and businesses.

Through FWG, PAM Network Registered Representatives provide additional financial consulting services to institutions and individuals with larger investment portfolios. These services include assistance in and investment plan design and implementation, such as:

* Defining financial objectives and social goals.
* Asset allocation.
* Assessment of portfolio performance.
* Investment manager evaluation, search, and selection advice.
* Ongoing social screening.
* Regular performance monitoring.
* Shareholder advocacy.
* Custodial services.

These services are supported by PAM through the PAM Network. In addition to providing these services through the PAM Network, on occasion PAM directly provides clients ongoing social screening and shareholder advocacy services.


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
(IV) The Client Base Includes Large and Small Investors. Since any investor, large or small, can have a portfolio structured to be socially-responsible, persons who use the services of the PAM Network can have an account as small as $1,000. The average size of an account is approximately $100,000, with 80% of the accounts under $500,000. Clients include individuals, unions, religious organizations, and non-profit organizations. The largest client utilizing the services of FWG registered representatives in the PAM Network is a religious organization, but which has been responsible for less than 7% of PAM's gross revenue in fiscal years 1999 and 2000.

Through its relationship with FWG, PAM receives compensation on certain transactions on a per-trade basis as a broker-dealer, and receives compensation for advisory services, as an investment adviser. PAM also generates fees separately from its relationship with FWG principally from "social screening."

The income from brokerage transactions through FWG equal approximately 69% of PAM's gross revenues, and the income from investment advisory fees through FWG equal approximately 30% of PAM's gross revenues. The investment advisory fees generated separate from FWG equal approximately 1% of PAM's gross revenues. Because PAM's business was significantly restructured in the first half of 1999, this break-down of the sources of PAM's income is based on the period July 1999 through March 2000. PAM no longer acts as an underwriter for any offerings.

(ii) Status of New Products or Services. PAM established in the last quarter of 1999 a relationship to assist Trainer Wortham & Company, Inc. ("Trainer Wortham") to offer socially-screened management of short-term funds of cities and other institutional investors. Trainer Wortham is registered with the SEC as an investment adviser and has over $4.4 billion in management. It is the investment management subsidiary of First Republic Bankcorp, a regional bank with its headquarters in San Francisco, CA. Under the arrangement with Trainer Wortham, PAM will be responsible for socially-screening investments and marketing this service while Trainer Wortham manages the investments, making the investment decisions. For its services, PAM receives a portion of the advisory fees charged by Trainer Wortham. The amount of the advisory fees that PAM receives is 10% of the total management fee with respect to all funds invested by Trainer Wortham on behalf of clients using PAM's screening services. Separately, for each investor referred to Trainer Wortham by PAM, PAM will receive a percentage of the total management fee Trainer Wortham receives from that client. During the first 12 months, the amount will be 25%; for the second 12 months, 20%; for the third 12 months, 15%; for the fourth 12 months, 10%; and for the fifth 12 months and each month thereafter, 5%.

(iii) Estimated Amount Spent on Research. Less than $20,000 has


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been spent on company-sponsored research to develop new products or services during the last two years and no money has been spent on customer-sponsored research to develop new products or services.

(iv) Number of Employees. PAM has two full-time employees and five part-time employees for a total of seven employees, including four who are registered representatives with FWG. Peter Camejo, Eric Leenson, Cathy Cartier, remain as registered principals of PAM. Staff in the offices of the 10 affiliates of the PAM Network are employees of the independent contractor offices which make up the PAM Network.

(v) Environmental Expenditures. PAM discharges no material into the environment and requires no environmental control facilities. Therefore there have been no expenditures and no effects or expected effects from compliance with federal, state, and local provisions regulating discharge of materials into the environment or from environmental control facilities.

(2) Future Financial Performance.

(i) Distinctive or special characteristics of the financial services industry, which may have a material impact upon Progressive Asset Management's financial performance, include:
* Changes in technology. The advent of internet trading, direct consumer access to ever-increasing quantities of research information and lower commission rates are having a significant impact on the securities industry. Such changes have pushed down the profit-margins on transaction-based fees, especially those charged on the internet. Furthermore, the increased usage of the internet for trading requires all securities brokerage firms to consider offering such a service. The availability of free or low-cost advice through print, television and the internet have increased the pressure on profit-margins for offering advice.
* Shifts in financial services compensation from transaction-based commissions, to asset-based fee structures. This may result in short-term decline in revenue from certain accounts through fiscal year 2002 as the basis of compensation is gradually converted. All registered representatives may not be able to make the transition to earning sufficient income under this basis of compensation and thus may leave the industry.
* Rapid growth of socially responsible investment up 82% to $2.16 trillion with screened portfolios up 183% to $1.49 trillion, according to the 1999 SRI Trends Report of the Social Investment Forum, the professional association of socially responsible investment professionals. One of the reasons for the rapid growth of socially responsible investing is the positive financial performance of socially responsible investment. For example, through May 2000 both the Domini Social Index and the Citizens Index have outperformed the S&P 500 in 1999 and since inception, which was in May of 1990 for the Domini Social Index and March of


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1995 for the Citizens Index. The rapid growth of socially responsible investment is both positive, in that the market for the services of PAM and the PAM Network is expanding, and also negative in that competition within that market is also increasing. The number of individual socially responsible investment practitioners is growing and some of the major brokerage houses are adding socially responsible investment divisions. Larger firms may have an advantage in recruiting registered representatives, including the possibility of recruiting from FWG and the PAM Network because they offer significant bonuses.
*The trading of PAM's common stock will remain on the NASD Bulletin Board. Because trading on the Bulletin Board is extremely light in comparison with trading on the NASDAQ or trading on an exchange, trading of PAM's stock will remain illiquid, thus limiting the ability to trade its stock.

(ii) Impact of the Earth Trade settlement. The settlement of the claims with the Earth Trade noteholders has removed a cloud on the future operations of PAM, and terminated what could have resulted in a series of arbitrations and court cases that PAM's legal counsel estimated would have cost PAM in excess of $100,000 in attorneys' fees. Furthermore, under the terms of the settlement, PAM will be able to extend the payments over approximately 10 years without the payment of any interest.

On the other hand, the Earth Trade settlement did require the initial payments of $119,000 over 2-1/2 years, and will require annual payments equal to 1% of PAM's gross revenues. These funds would have been available to meet the obligations of PAM or expand PAM's operations. However, because of the amount of legal fees facing PAM in relation to Earth Trade, the settlement overall has improved the liquidity of PAM.

(b) Segment Data. Progressive Asset Management, Inc. does not segment data in its financial statement.

ITEM 7. DESCRIPTION OF PROPERTY

PAM's corporate office is located at 1814 Franklin Street, Suite 710, Oakland, CA 94612. The premises occupy approximately 1974 square feet, at a rental of $3,277.38 per month. The lease terminates January 11, 2001, and there are no escalation provisions to increase the rent before that date. PAM is currently in negotiations with the landlord to continue renting the current office space or comparable space in the same building. However, the office space requirements for PAM's corporate office are so modest, its precise location in the San Francisco Bay area is not a material consideration.

Progressive Asset Management Housing, Inc., a California corporation, is a wholly-owned subsidiary of PAM. It is a general


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partner along with Rental Housing, Inc., the managing general partner, of
Magnolia Apartment Associates Limited Partnership, an Idaho limited partnership. The limited partnership owns two apartment complexes in the Boise, Idaho area. The units in these two apartment complexes are leased to low-income families. The limited partnership will dissolve December 31, 2021, unless earlier terminated under limited circumstances as provided in the limited partnership agreement. While Progressive Asset Management Housing, Inc., was instrumental in the organization of the limited partnership and acquisition of the apartment complexes in 1991 and retains a .50% partnership interest, it has never been involved in the operation of the limited partnership or the apartment complexes. Other than its position as a general partner of Magnolia Apartment Associates Limited Partnership, Progressive Asset Management Housing, Inc., is not a general partner nor a manager of any other real estate investments. These real estate investments generate less than $7000 per year income to PAM.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

The members of the board of directors of PAM are elected at the annual meeting of shareholders and serve until the next annual meeting of shareholders or until their successors are elected. The most recent annual meeting was held January 28, 2000.

(a) Names, Ages, and Experience of Directors and Executive Officers.

Peter Camejo, Chair of the Board and Chief Executive Officer of PAM. Peter Camejo has served as CEO and Board member since PAM's inception in 1987. Before co-founding PAM, he was an investment broker at Merrill Lynch and Prudential Bache. Mr. Camejo has, in addition to his Series 7 General Securities license, a Series 24 General Principal license, a Series 4 Options license, and a Series 3 Commodities license.

Active in the environmental movement, Mr. Camejo has served as a member of the Board of Directors of EarthShare and the Chair of the Council for Responsible Public Investment. He is also a member of the Board of the Contra Costa County Employee Retirement Association. Mr. Camejo, originally from Venezuela, is a naturalized U.S. citizen. He is 60 years old, married and has two children.

Catherine Cartier, Secretary, Chief Administrative Officer and Director. Ms. Cartier joined PAM at its inception in 1987 and has served as a Board member and Corporate Secretary since 1994.

Prior to joining PAM she worked for Lehman Brothers and Prudential Bache. Ms. Cartier earned a BA from St. Mary's College and holds her Series 7 General Securities license, Series 24 General Principal license, Series 53 Municipal Principal license.


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Ms. Cartier is 50 years old.

Eric Leenson, President, Chief Financial Officer and Director. Eric Leenson has been a member of the Board since 1989. He has been CFO since 1990 and President since 1992. In his positions, he is responsible for the day-to-day oversight of the firm's operations. He is also responsible for its financial accounting and reporting. He holds a Series 7 General Securities license, a Series 24 General Principal license, and a Series 4 Options license.

Mr. Leenson left his position as a financial consultant at Merrill Lynch to join PAM in October 1987. Prior to joining Merrill Lynch, he was co-founder and long time Managing Director of La Pena Cultural center in Berkeley, CA. Mr. Leenson is 51 years old.

Peggy Saika, Director. Ms. Saika has been a member of the Board since 1995. Ms. Saika is the Executive Director of the Asian Pacific Environmental Network in Oakland, CA. From 1983 to 1991 she was the Executive Director of the Asian Law Caucus. Prior to that, she helped create and direct non-profit organizations in Sacramento, CA and New York City.

Ms. Saika was appointed to the National Environmental Justice Advisory Council of the US Environmental Protection Agency. She was also appointed by Secretary Donna Shelala to the Advisory Council of the National Institute of Environmental Health Sciences, and elected to the Board of Directors of the Wellness Foundation. Ms. Saika is 52 years old.

Kalman Stein, Director. Mr. Stein has been a director since 1997. Mr. Stein has been the President of EarthShare since its inception in 1989. EarthShare now represents more than 40 leading national environmental and conservation organizations, and has raised more than $60 million for its member agencies during its first eight years of operation. In addition Mr. Stein is a founder of the Council of Foundations and has served as Chair of that organization.

Mr. Stein's business experience includes management consulting with the United Research Company, founding Kalman Stein Associates, a management consulting firm in Berkeley, CA and establishing and managing the Strong Foundation for Environmental Values. He was also the Executive Director of the Environmental Federation of California for many years. Mr. Stein is 47 years old.

Michael S. Wyman, Director. Mr. Wyman is a Board member of PAM, serving in his second term. Mr. Wyman is a graduate of Pomona College, class of 1972 and Hastings College of Law, class of 1981. He is member in good standing of the California State Bar.


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Mr. Wyman has worked as a lettuce picker, dishwasher, writer, editor, corporate director, and CEO of It's Electric!, an electric car dealership. Before his involvement with It's Electric, he was a private investor in the field of socially responsible investing. Earlier he held the positions of editor, associate director, and director for the Center for Democracy in the Americas in Washington, D.C. Prior to his tenure at the Center, Mr. Wyman was an attorney in private practice. Mr. Wyman is 49 years old.

Nina Lau-Branson, Director. Nina Lau-Branson is serving her first term on the Board. After receiving her MBA in Finance from the University of Wisconsin, Ms. Lau-Branson was employed by Price Waterhouse Coopers. As the first Corporate Controller for Wind River Systems in Alameda, CA, Ms. Lau-Branson was an integral part of the team that brought PAM public. During her tenure with Wind River Systems they grew to a company with over $50 million in revenues and operations in over ten countries. Ms. Lau-Branson lives in Oakland, California and is 44 years old.

Joseph Sturdivant, Director. Mr. Sturdivant is serving his first term on the Board. Mr. Sturdivant has served as Senior Vice President with Paine Webber Inc. in San Francisco CA since 1989. Prior to joining Paine Webber he was a Senior Vice President with Merrill Lynch Inc. Mr. Sturdivant received a BA in government and economics from the University of Arkansas and an MA in international business from the University of Southern California. He currently makes his home in Jackson Hole, WY and is 56 years old.

Gene Valentine, Director. Gene Valentine is serving his first full one-year term on the Board. He joined the Board in June 1998. Mr. Valentine is Chairman of the Board and Chief Executive Officer of FWG. Mr. Valentine has a BS degree from Bethany College and also attended the University of Vienna. Mr. Valentine is also the President and Founder of Second Byte Foundation which provides computers to at-risk children. Mr. Valentine is 50 years old.

Edward L. Price, Director. Mr. Price is serving his first term. Mr. Price is Director and Chief Administrative Officer of FWG. Mr. Price has a BA from the U.S. Naval Academy and a MBA from the University of California, Berkeley. Previously a CPA with Touche Ross, Mr. Price joined FWG in 1998. Mr. Price is 49 years old.

James Nixon, Senior Vice President for Social Research and Sustainable Development. Mr. Nixon joined PAM in 1988 and coordinates social screening, shareholder advocacy, community investments, and media relations. Mr. Nixon is also Chair of the Board of Directors of Sustainable Systems, Inc., a specializing in business incubators and regional development strategies. Mr. Nixon is 59 years old.


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(b) Family Relationships. No director, person nominated to be a director, executive officer, or significant employee have family relationships with any other director, executive officer, or significant employee.

(c) Business Experience. The business experience of each director, executive officer, and significant employee is described under (a) above.

(d) Involvement in Certain Legal Proceedings. No director, person nominated to be a director or executive officer of PAM has been in the last five years involved in any action under the Bankruptcy Act, any state insolvency law, or convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

(a) Aggregate Annual Remuneration.

Name                       Capacities in which                   Aggregate
                           Remuneration Was Received             Remuneration
Peter Camejo               Chair, CEO, Broker                    $99,559
Eric Leenson               President, CFO, Broker                $98,211
Catherine                  Corporate Secretary,
  Cartier                  Operations Manager                    $43,032

This information was prepared on a cash basis.

(b) Future Remuneration. Peter Camejo will receive $15,000 per year in salary. Eric Leenson will receive $30,000 per year in salary. Catherine Cartier will receive $15,000 per year in salary. Subsequent to the strategic alliance with FWG each of these corporate officers is a registered representative with FWG and receives commission income through Financial West Group, but that income is not generated through Progressive Asset Management, Inc.

ITEM 10. SECURITY OWNERSHIP

(a) Principal Holders of Voting Securities.

Title             Name                         Amount of     Percent of
of Class          and Address                    Shares         Class
Common Shares     Peter Camejo
                  Camejo Group
                  1470 Maria Lane #101
                  Walnut Creek, CA 94596         360,718       22.1
Common Shares     Eric Leenson
                  Leenson and Associates
                  1814 Franklin Street
                  Oakland, Ca 94612               78,358        4.8

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
Title             Name                         Amount of    Percent of
of Class          and Address                    Shares        Class
Common Shares     Catherine Cartier
                  Camejo Group
                  1470 Maria Lane #101
                  Walnut Creek, CA 94596         41,000       2.51

Common Shares     All Officers
                  and Directors                 561,342      34
Series B          Paradox Holdings, Inc.
Preferred         2663 Townsgate Rd.
Shares            Westlake Village, CA 91361     25,000     100

The Series B Preferred Shares, held by Paradox Holdings, Inc., when combined with the common stock, has voting power equal to 40% of the total shares that can be cast. Consequently, the following is the voting power of the following persons when factoring in the voting power of the Series B Preferred Shares:
Peter Camejo 13.47% ; Eric Leenson 2.92%, Catherine Cartier 1.53%; and all Officers and Directors, 20.96%. Under the Standstill Agreement between PAM and Paradox, until January 1, 2002, neither party can take steps to change the relative voting power of Paradox. A copy of this agreement is attached as
Exhibit 6(b).

(b) Other Holders of 10% Voting Securities. None.

(c) Certain holders of Non-Voting Securities.

Title             Name                         Amount of     Percent of
of Class          and Address                    Shares         Class
Preferred A       Lakshmima Inc.                 17,272
18.2%Shares       36 Rosebery Ave.
                  Ottawa, ON  K1S  1W2

(d) Options, warrants, and rights. None of the persons listed in item (a) above, hold any options, warrants, or rights.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Peter Camejo, Chair of the Board of Directors and Chief Executive Officer has entered into an agreement whereby certain holders of notes of Earth Trade, Inc., in which PAM held an interest, may exchange such notes for shares of PAM held by Mr. Camejo. The notes are payable by PAM. This transaction is explained in more detail under "PART II, Item 5. Recent Sales of Unregistered Securities (b) Securities Being Offered, Shares issued in settlement with creditors of Earth Trade, Inc."

ITEM 12. SECURITIES BEING OFFERED

There are 1,631,626 shares of common stock issued and a total of 5,000,000 are authorized. Holders of the common stock are entitled to one vote for each share held by them of record on the books of PAM in all matters to be voted on by the stockholders. Holders of the common stock are entitled to receive such dividends as may be declared from time to time by the Board out of funds legally available. The shares of common stock are non-assessable.

In the event of liquidation, dissolution or winding up of PAM, shares of common stock share ratably in all assets remaining after payment of liabilities, and after payment of preferences to the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock. The Series A Preferred Stock is entitled to an amount equal to $7.00 per share, and no more, before any payment shall be made or any assets distributed to the holders of any other class or series of stock. An amount equal to $1.00 per Series B Preferred Stock, plus an amount equal to any dividends on those Series B Preferred Stock declared and unpaid on the date of that distribution, and no more, shall be made before any payment shall be made or any assets distributed to the holders of PAM's Common Shares.

There are 109,512 outstanding stock options held by current and former employees and directors of PAM. Each outstanding stock option is currently exercisable and one share of common stock of PAM is issuable for each stock option. The options are not transferable without the consent of PAM. The expiration date and exercise price (that, is the price at which the common stock can be purchased) for the common stock depends on what year the stock was issued. The following is a summary of the number of options outstanding. (Options expire as of December 31 of the year of expiration.)

NUMBER OF OPTIONS        EXERCISE PRICE ($)        EXPIRATION DATE (Year)
     13,657                        1.00                      2000
      6,000                        1.00                      2001
      3,227                        2.00                      2001
     63,628                        1.00                      2002
      4,500                        2.00                      2002
     14,500                        1.00                      2003
      1,500                        0.24                      2003
      1,000                        0.24                      2004
      1,500                        0.49                      2005

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT=S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

(a) Market Information.

PAM's common stock has been reported on the OTCBB under the symbol PAMI since 1997 and the following are the highs and lows reported on the OTCBB for the periods listed.

     Quarter                    High                         Low
July-September 1997             NA                           NA
October-December 1997           1.125                        .50
January-March 1998              .5625                        .25
April-June 1998                 .5625                        .34375
July-September 1998             .7500                        .21875
October-December 1998           .3750                        .12500
January-March 1999              .50                          .15625
April-June 1999                 .43750                       .24
July-September 1999             .68750                       .375
October-December 1999           .50                          .40925

Trading on the OTCBB has been suspended pending the filing of the Form 10-SB. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. Market makers who posted bids or offers during the period listed above are Herzog, Heine, Geduld, Inc., Wien Securities Corp., Hill, Thompson, Magid & Co., Sherwood, Sharpe Capital, Inc., Citadel Securities Corp., and Paragon Capital Corporation.

(b) Holders of Common Stock. The number of holders of common stock are 145.

(c) Dividends. Declaration of dividends on common stock is subject to the discretion of the Board and will depend upon a number of factors, including the future earnings, capital requirements and financial condition of PAM. In December 1995, PAM declared a common stock dividend of one share for each 20 shares of common stock held as of March 1, 1995. PAM has not declared any cash dividends on its Common Stock in the past and does not anticipate declaring dividends in any form in the near future.

ITEM 2. LEGAL PROCEEDINGS

There are no legal proceedings pending or threatened against PAM, except the following. Rita Maran v. PAM and Peter Camejo, NASD Arbitration, Case No. 99-00017. Claimant has alleged breach of fiduciary duty, negligence and breach of contract relating to investments made in claimant's securities account. Claimant is seeking approximately $45,000 in actual losses and lost interest of approximately $35,000. PAM has denied the allegations and no date has been set for hearing of this matter.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

(a) Warrants issued to shareholders holding Series A Cumulative Convertible Preferred Stock. In December 1995, PAM authorized 200,000 common stock warrants to those persons who were holders of shareholders of Series A Cumulative Convertible Preferred Stock on December 31, 1991, and common shareholders on March 1, 1995. Each warrant enabled the holder to purchase one share of common stock for $1.00 until December 31, 1996, $1.50 in 1997, and $2.00 in 1998. Of
the 185,000 warrants issued, 35,000 during the fiscal year ending June 30, 1997, were exercised and none were exercised after that date. The warrants expired on December 31, 1998. All shares of this Series A Cumulative Convertible Preferred Stock have been redeemed and this series has been eliminated. A total of 49 persons received these warrants.

The warrants and shares were issued pursuant to Section 4(2) of the Securities Act of 1933. The recipients of the warrants were shareholders of PAM since at least December 31, 1995, received quarterly and annual reports from PAM, and had access to the principals of PAM for any further information. These warrants were issued without the recipients paying additional compensation to PAM. They were issued by PAM because at the time of issuance, the management of PAM believed the return on investment as of that date had not met the expectations of management or the investors.

(b) Series A Convertible Preferred Stock and Common Stock issued to 43 creditors of Earth Trade, Inc. Earth Trade, Inc., was incorporated in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. Principally as a result of continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate Earth Trade=s net assets.

In April 1997, the Board of Directors, with consideration to PAM's mission and standards of social responsibility, its thirty percent ownership of Earth Trade and its role as placement agent for commercial paper issued by Earth Trade, offered a settlement agreement to the Earth Trade noteholders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders could receive either preferred shares of PAM with a stated value of $7 or PAM common shares with a stated value of $5. The settlement agreement was accepted by all but three of the Earth Trade noteholders in January 1998.

During the year ended June 30, 1998, PAM completed the first closing under the settlement agreement pursuant to which common and Series A Preferred Shares were issued equivalent to 70% of the principal expected to be owed. The remaining 30% were issued following the final liquidation of Earth Trade and payments to the note holders in June 1999.

In February, 1999, the shareholders approved an additional settlement with the three remaining Earth Trade noteholders who had not agreed to the first settlement. Under this second agreement, in exchange for their residual Earth Trade debt and a general release of liability, the remaining Earth Trade note holders were entitled to receive a total of $380,000, payable in one installment of $186,000 upon approval of the settlement agreement, and the remainder in annual installments and future maximum installments of $50,000 until paid in full. Of the settlement amount, approximately $83,000 was provided from the final liquidation of Earth Trade. The exact amount of future payments will depend upon various factors, including NASD net capital requirements and PAM's gross revenues.

The three remaining noteholders, may elect to exchange their debt for shares of PAM held by PAM's chairman, Mr. Peter Camejo. Outstanding amounts owed to the remaining noteholders will be subordinated debt of PAM. Outstanding amounts, if any, owed to Mr. Camejo as a result of any exchange of debt for stock are further subordinated to debt owed the remaining noteholders.

The Series A convertible preferred shares issued during the years ended June 30, 1998 and 1999, in connection with the Earth Trade settlement, do not pay dividends, are non-voting, and are convertible share for share into common stock at the option of the holder after two years or automatically upon the occurrence of certain events.

PAM did not receive cash in exchange for issuance of the preferred and common stock to the Earth Trade note holders. Nor, did PAM receive any "discharge" of any debt for the issuance of this stock to the note holders because PAM had no legal obligation for those notes and the notes had never been carried on PAM=s books as debt. Rather, the transaction constituted a "settlement" of litigation between the parties.

The preferred shares are subject to mandatory redemption annually each November
1. The redemption price is $7 per share. The amount to be redeemed is based on 1% of PAM's revenues for its prior fiscal year. The amount to be redeemed may be reduced to the extent that the redemption would cause PAM to fail to meet its net capital requirement under the Securities and Exchange Act of 1934. The preferred shares have a preference in liquidation of $7 per share aggregating $664,153 at June 30, 1999 (1998 - $576,716).

These shares were issued pursuant to a non-public offering under Section 4(2) of the Securities Act of 1933. The offers and sales were limited solely to those persons who held Earth Trade notes, all persons who received any shares of PAM stock received disclosure documents and executed subscription agreements and settlement agreements that reviewed by legal counsel representing the plaintiffs in the various actions.

(c) Incentive Stock Option Plan.

In December 1995, PAM adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock. A copy of the plan is attached as Exhibit 6(a). The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the shares awarded, all were immediately vested and are subject to a holding period restriction of up to two years from the date of grant.

The award of additional stock options, vesting, exercise prices and other option terms are determined by the Board. Options have been granted to employee and non-employee Board members for the purchase of common shares. The exercise prices have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. The options expire at various dates during the years 1997 to 2002. Of the options granted, all were exercisable at June 30, 1999. The number of shares issued under the stock option plan is set out in Note 8 to the Consolidated Financial Statements for year ending June 30, 1999, included under PART F/S. The value of any stock options are determined by taking the average of the high and low of the common stock during the final calendar quarter of the year as reported on the OTCBB. The shares were issued pursuant to Section 4(2) of the Securities Act of 1933.

(d) Series B Convertible Preferred Stock issued to Paradox Holdings, Inc.

Under PART I, ITEM 6, DESCRIPTION OF BUSINESS, is described the operating provisions of the agreement between PAM and FWG entered into in March 1999. Under this same agreement, Paradox Holdings, Inc. ("Paradox Holdings") received 25,000 shares of PAM's Series B Convertible Preferred Stock, subject to approval by the NASD of this arrangement, which approval was given in June 1999. No other person can be issued these shares.

The Series B Convertible Preferred Stock can be converted to PAM's common stock, and the ratio of exchange is such that Paradox Holdings will hold an amount equal to 40% of the voting power of the common stock after the conversion. In addition, the Series B Convertible Preferred Stock has voting rights equal to 40% of the total shares eligible to be voted as well as all other rights of the common stock, including dividend rights. Paradox Holdings is a California corporation with its principal place of business and its legal council located in California. All discussions and negotiations between the parties occurred in California. Consequently, the shares were issued pursuant to the exemption for intrastate offerings under Section 3(a)(11) of the Securities Act of 1933, in compliance with California

Corporations Code section 25102(f).

Contemporaneously with the agreement between FWG and PAM, PAM and Paradox Holdings entered into a separate "Standstill" Agreement under which the parties agreed not to alter before January 1, 2002, the ownership ratio between the parties in PAM. The Standstill Agreement is attached as Exhibit 6(b).

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

As provided under the California Corporations Code, and Article III, Section 12 of PAM's bylaws, PAM is empowered to indemnify directors and officers of PAM. However, the power to indemnify does not include any indemnification of any breach of duty to PAM or its shareholders. This restriction on indemnification is set out in sections 204 and 317 of the California Corporations Code.


                            PART F/S
                      FINANCIAL STATEMENTS

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                        Consolidated Financial Statements
                                       and
                            Supplemental Information
                       Years ended June 30, 1999 and 1998
                                      with
                         Reports of Independent Auditors

                                    CONTENTS

                                                                     Page
Financial Statements

        Report of Independent Auditors                                F-1

        Consolidated Statement of Financial Condition                 F-2-3

        Consolidated Statement of Operations                          F-4

        Consolidated Statement of Stockholders' Equity                F-5

        Consolidated Statement of Cash Flows                          F-6

        Notes to Consolidated Financial Statements                    F-7-16

Supplemental Information

     Report of Independent Auditors on
     Supplemental Information                                         F-17

     Statement of Changes in Liabilities
     Subordinated to Claims of General Creditors                      F-18

     Computation of Net Capital under Rule 15c3-1 of the
     Securities and Exchange Commission                               F-19

     Reconciliation Pursuant to Rule 17a-5(d)(4)                      F-20

     Computation for Determination of Reserve
     Requirements                                                     F-21

     Information Relating to
     Possession or Control Requirements                               F-21

     Reconciliation With Respect to Methods of
     Consolidation                                                    F-22

     Report of Independent Auditors on Internal
     Accounting Control Required by SEC Rule 17a-5                    F-23-24

                         Report of Independent Auditors

Board of Directors
Progressive Asset Management, Inc.

We have audited the accompanying consolidated statement of financial condition of Progressive Asset Management, Inc. as of June 30, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Progressive Asset Management, Inc. as of June 30, 1999 and 1998, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


MARKLE STUCKEY HARDESTY & BOTT
Markle Stuckey Hardesty & Bott
Larkspur, California
July 22, 1999

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                  Consolidated Statement of Financial Condition
                             June 30, 1999 and 1998

                                     ASSETS



                                                           1999              1998
                                                        -----------       -----------
Current assets
    Cash and cash equivalents                           $   422,354       $   573,078
    Deposits with clearing broker                                --           227,409
    Commissions and other receivables                        89,824            89,761
    Short-term investments                                   12,489                --
    Employee advances                                        25,229            19,967
    Prepaid expenses                                         15,462            93,731
                                                        -----------       -----------

      Total current assets                                  565,358         1,003,946

Deposits                                                     13,048                --

Property and equipment, at cost
    Furniture                                                10,600           102,687
    Office equipment                                         10,473           318,700
    Leasehold improvements                                       --            39,889
                                                        -----------       -----------

                                                             21,073           461,276
    Less accumulated depreciation and amortization          (10,732)         (327,426)
                                                        -----------       -----------

      Net property and equipment                             10,341           133,850

Investment in and advances to
   affiliated companies                                      16,592            66,592

Organization costs, net of accumulated
   amortization                                               4,740             6,116
                                                        -----------       -----------

      Total assets                                      $   610,079       $ 1,210,504
                                                        ===========       ===========



                             See accompanying notes.

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                  Consolidated Statement of Financial Condition
                             June 30, 1999 and 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                        1999              1998
                                                     -----------       -----------
Current liabilities

    Accounts payable                                 $    22,400       $    33,957
    Commissions payable                                   11,103           122,762
    Accrued liabilities                                       --            16,513
    Payable to clearing broker                                --             2,787
                                                     -----------       -----------

      Total current liabilities                           33,503           176,019

Liability - Earth Trade settlement                            --            41,800

Subordinated liability - Earth Trade settlement          194,000                --

Commitments and contingencies

Preferred stock, $7 par value; 200,000
    shares authorized, 92,156 shares
    issued and outstanding (1998 - 82,388)                64,510            57,672
Stockholders' equity
    Common stock, no par value; 5,000,000
       shares authorized, 1,631,626 shares
       issued and outstanding
       (1998 - 1,614,059)                              1,490,180         1,484,146
    Accumulated deficit                               (1,172,114)         (549,133)
                                                     -----------       -----------

    Total stockholders' equity                           318,066           935,013
                                                     -----------       -----------

    Total liabilities and stockholders' equity       $   610,079       $ 1,210,504
                                                     ===========       ===========



                             See accompanying notes.

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                      Consolidated Statement of Operations
                       Years ended June 30, 1999 and 1998


                                                                  1999              1998
                                                               -----------       -----------
Revenues
     Commissions                                               $ 2,762,324       $ 3,468,961
     Investment and advisory fees                                   72,233            75,117
     Investment banking fees                                        19,150            24,867
     Interest and dividend income                                   21,468            29,725
     Other brokerage income                                         30,731            34,697
                                                               -----------       -----------

        Total revenues                                           2,905,906         3,633,367

Costs and expenses
     Commissions                                                 1,966,764         1,738,632
     Security clearing charges                                     137,203           372,452
     Employee compensation and benefits                            383,947           468,004
     Communications                                                 92,849           174,241
     Promotional costs                                              12,253            46,818
     Occupancy                                                     102,124           189,207
     Regulatory                                                     47,524            33,424
     Professional fees                                             121,752           138,089
     Office expenses                                                14,128            25,693
     Charitable contributions                                        3,650             3,650
     Administrative and other                                      265,521           381,106
     Loss on disposal of assets                                     60,657                 0
     Depreciation and amortization                                  61,279            52,838
                                                               -----------       -----------

        Total costs and expenses                                 3,269,651         3,624,154
                                                               -----------       -----------
        Income before income taxes
           and extraordinary loss                                 (363,745)            9,213

Taxes on income                                                      1,600             2,400
                                                               -----------       -----------
     Income before extraordinary loss                             (365,345)            6,813

Extraordinary loss                                                 240,621           139,363
                                                               -----------       -----------
     Net income (loss)                                         $  (605,966)      $  (132,550)
                                                               -----------       -----------

Net income (loss) per share
     Basic
        Income (loss) before
           extraordinary loss                                  $     (0.21)      $      0.01
        Extraordinary loss                                           (0.14)            (0.09)
        Net income (loss)                                      $     (0.35)      $     (0.08)
        Shares used to compute per share amounts                 1,711,476         1,602,447
                                                               -----------       -----------


     Fully diluted
        Income (loss) before
        extraordinary loss                                    $      (0.21)      $      0.01
        Extraordinary loss                                           (0.14)            (0.09)
                                                               -----------       -----------
        Net income (loss)                                     $      (0.35)      $     (0.08)
                                                               -----------       -----------
        Shares used to compute
           per share amounts                                     1,711,476         1,602,447
                                                               -----------       -----------


                             See accompanying notes.

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                 Consolidated Statement of Stockholders' Equity
                       Years ended June 30, 1999 and 1998


                                                                                                                    Total
                                       Preferred stock                 Common stock                                 stock-
                                ----------------------------    ----------------------------    Accumulated        holders'
                                  Shares           Amount         Shares           Amount         deficit           equity
                                -----------     -----------     -----------     -----------     -----------      -----------
Balances,
   June 30, 1997                         --     $                 1,533,162     $ 1,444,255     $  (416,583)     $ 1,027,672

Issuance of common and
   preferred stock in
   Earth Trade settlement            82,388          57,672          79,785          39,891              --           39,891


Adjustment to issued shares              --              --           1,112              --              --               --

Net loss                                                                                           (132,550)        (132,550)
                                -----------     -----------     -----------     -----------     -----------      -----------

Balances,
   June 30, 1998                     82,388          57,672       1,614,059       1,484,146        (549,133)         935,013

Redemption of
   preferred stock                   (2,723)         (1,006)             --              --         (17,155)         (17,155)

Issuance of common and
   preferred stock in
   Earth Trade settlement            12,491           8,744          12,067           6,034             140            6,174

Issuance of common stock                 --              --           5,500              --              --               --

Net loss                                 --              --              --              --        (605,966)        (605,966)
                                -----------     -----------     -----------     -----------     -----------      -----------

Balances,
   June 30, 1999                     92,156     $    64,510      1,631,626      $ 1,490,180     $(1,172,114)     $   318,066
                                ===========     ===========     ===========     ===========     ===========      ===========



                             See accompanying notes.

                       PROGRESSIVE ASSET MANAGEMENT, INC.
                             Statement of Cash Flows
                       Years ended June 30, 1999 and 1998



                                                              1999           1998
                                                            ---------      ---------
Cash flows from operating activities
    Net income (loss)                                       $(605,966)     $(132,550)
    Adjustments to reconcile net income (loss) to
       net cash provided (used) by operating activities
      Depreciation and amortization                            61,279         52,838
      Change in deposits with clearing broker                 227,409        167,854
      Change in trading securities                                 --         33,519
      Change in commissions and other receivables                 (63)        22,099
      Change in other current assets                           59,959         34,815
      Change in short-term investments                        (12,489)            --
      Change in accounts payable
         and accrued liabilities                             (142,516)       (74,227)
      Loss on disposal of assets                               60,657             --
      Change in Earth Trade settlement liability              152,200        139,363
                                                            ---------      ---------

      Net cash provided (used) by operating activities       (199,530)       243,711

Cash flows from investing activities
    Purchase of furniture and equipment                            --        (21,194)
    Proceeds from sale of furniture and equipment               3,089
    Change to note receivable                                      --         16,667
    Investment in and advances to affiliates, net              50,000         38,500
                                                            ---------      ---------

      Net cash provided (used) by investing activities         53,089         33,973

Cash flows from financing activities
    Issuance of common stock                                    6,034             --
    Issuance of preferred stock                                 8,744             --
    Redemption of preferred stock                             (19,061)            --
    Reduction in note payable                                      --        (51,750)
                                                            ---------      ---------

      Net cash provided (used) by financing activities         (4,283)       (51,750)
                                                            ---------      ---------

Net increase (decrease) in cash                              (150,724)       225,934

Cash and cash equivalents,
    Beginning of year                                         573,078        347,144
                                                            ---------      ---------

    End of year                                             $ 422,354      $ 573,078
                                                            =========      =========

Supplemental disclosures of cash flow Information
    Cash paid during the year for income taxes              $   1,600      $   2,400
                                                            =========      =========



                             See accompanying notes.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999


Note 1 Summary of significant accounting policies

Basis of presentation

Progressive Asset Management, Inc., (the Company) was incorporated in California in 1987, and registered as a broker-dealer under the Securities and Exchange Act of 1934. Through May 1999, the Company was a full-service investment firm specializing in socially responsible investing. As more fully discussed in Note 12, in May 1999 the Company entered into an agreement transferring all customer accounts and relationships with client representatives to another broker-dealer. The Company remains registered as a broker-dealer and will continue to provide research and referrals in consideration for commission based fees.

In its policies, practices and programs, the Company is committed to providing its clients with the highest quality financial products and investment services and to operating as a strong, positive force for social justice and environmental protection. The Company's principal office is in Oakland, California.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, none of which had significant activity during the years ended June 30, 1999 or 1998. Progressive Asset Management Housing, Inc. has assisted in the sale and structuring of housing limited partnerships. Until its dissolution on June 30, 1998, Progressive Asset Management Futures, Inc. engaged in certain limited futures trading activities. All intercompany balances and transactions have been eliminated in the accompanying consolidated financial presentation.

The Company clears all trades with a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Security transactions and commissions

Security transactions and related commission revenue and expense are recorded on a settlement date basis. Net commission revenue on unsettled transactions at year-end is not significant.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999


Note 1 - Summary of significant accounting policies (continued)

Depreciation and amortization

Depreciation of property and equipment is computed using accelerated methods over useful lives of 3 to 7 years. Leasehold improvements are amortized over the term of the related lease.

Cash and cash equivalents

For purposes of the accompanying statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and with a financial institution, all available on demand. The carrying amount of such cash equivalents approximates fair value due to the short-term nature of these instruments.

Earnings per share

Earnings per share is based on the weighted average number of common and common stock equivalent shares outstanding during the year. The computation of fully diluted net loss per share was antidilutive in each of the periods presented and, accordingly, the amounts reported for primary and fully diluted loss are the same.

Organization costs

Organization costs are amortized by the straight-line method over a five-year period.

Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Income taxes

The Company has adopted Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes" which requires recognition of deferred tax liabilities and assets for the expected future tax

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)

consequences of events that are included in the financial statements and tax returns in different periods. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At June 30, 1999 and 1998, there were no significant deferred tax assets or liabilities.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principle requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Note 2 - Extraordinary loss

Earth Trade, Inc. (Earth Trade) was organized in 1992 to promote sustainable development by marketing both organic and conventional food products from farm cooperatives in the developing world. In previous years, the Company acted as a sales agent in connection with the placement of certain Earth Trade debt and equity securities. Principally as a result of continuing losses, the shareholders of Earth Trade voted in May 1997 to voluntarily dissolve and liquidate Earth Trade's net assets. In April 1997, the Board of Directors, with consideration of the Company's mission and standards of moral and social responsibility, its thirty percent ownership of Earth Trade and its role as placement agent for commercial paper issued by Earth Trade, offered a settlement agreement to the Earth Trade noteholders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders could receive either preferred shares of the Company with a stated value of $7 or Company common shares with a stated value of $5. The settlement agreement was accepted by substantially all of the Earth Trade note

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 2   Extraordinary loss (continued)

holders in January 1998.

During the year ended June 30, 1998, the Company completed the first closing under the settlement agreement pursuant to which common and preferred shares were issued equivalent to 70% of the principal expected to be owed. The closing of the remaining 30% took place following the final liquidation of Earth Trade and payments to the note holders in June, 1999.

In February, 1999, the shareholders approved an additional settlement with certain remaining Earth Trade note holders. Under the agreement, in exchange for their residual Earth Trade debt and a general release of liability, the note holders are entitled to receive a total of $380,000, payable in one installment of $186,000 upon approval of the settlement agreement, and the remainder in annual installments, with a maximum of $75,000 due before September 30, 1999, and future maximum installments of $50,000 until paid in full. Of the settlement amount, approximately $83,000 was provided from the final liquidation of Earth Trade. The exact amount of future payments will depend upon various factors, including NASD net capital requirements and the Company's gross revenues. The remaining noteholders, after the initial installment of $186,000 is paid, may elect to exchange their debt for shares of the Company held by the Company's chairman. Outstanding amounts owed to the remaining noteholders will be subordinated debt of the Company. Outstanding amounts, if any, owed to the Company's chairman as a result of any exchange of debt for stock are further subordinated to debt owed the remaining noteholders.

Prior to the settlement agreement, the Company had no debt or other obligations to Earth Trade or its share or note holders and, accordingly, the settlement agreement is not an extinguishment of debt. Management has determined that the settlement is a transaction both unusual in nature and infrequent and, as a result, has classified the resulting loss as extraordinary in the accompanying statement of operations.

Note 3   Taxes on income

The Company's income tax provision for the years ended June 30, 1999 and 1998 consisted of minimum state franchise taxes.

At June 30, 1999, the Company has a carryforward of unused tax credits related to low-income housing of approximately $49,000 from several partnerships in which the Company has invested or received participating interests.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 3 - Taxes on income (continued)

At June 30, 1999, the Company had available net operating loss carryforwards to reduce future federal taxes on income of approximately $890,000. The carryforwards expire in the years ending June 30, 2012, 2013 and 2019, if not utilized. At June 30, 1999, the Company had available net operating loss carryforwards from the State of California of approximately $360,000. These net operating loss carryforwards are available to offset future taxable income in California through the years ending June 30, 2002, 2003 and 2004.

Under certain 1986 Tax Reform Act provisions, the availability of the Company's operating loss carryforward is subject to limitation if there has been a change in ownership of more than 50 percent of the Company's stock.

Note 4 - Market risk and credit risk

In the normal course of its business, the Company enters into financial transactions where it is exposed to potential loss due to changes in market conditions (market risk) or failure of the other party to perform (credit risk). Additionally, pursuant to the terms of the agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company's policy is to continuously monitor its exposure to market and credit risk through the use of a variety of reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer with which it conducts business.

At June 30, 1999 and 1998, the Company maintained deposit balances at a commercial bank in excess of federally insured amounts. Amounts on deposit with a financial institution were not federally insured.

Deposits and commissions receivable from clearing broker and net securities owned in the accompanying balance sheet are due or held by a single clearing broker.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 5 - Commitments

The company leases its office and operating facilities under operating leases. Rent expense was $102,124 for the year ended June 30, 1999 (1998 - $189,207). At June 30, 1999, remaining future minimum rental payments for the Company's Oakland office facility was as follows for the years ending

2000                                        2001
$ 39,867                                    $ 20,324

The Company's remaining commitment for its New York office is approximately $29,000 for the year ending June 30, 2000.

Note 6  Employee benefit plan

The Company has a 401(k) profit sharing plan for the benefit of employees. The plan allows for both Company and employee elective contributions. Company contributions to the plan are determined annually by the Board of Directors subject to certain maximum amounts allowable under the Internal Revenue Code. No Company contributions were made to the plan for the years ended June 30, 1999 and 1998.

Note 7   Preferred stock

The Series A convertible preferred shares issued during the years ended June 30, 1998 and 1999, in connection with the Earth Trade settlement (Note 2), do not pay dividends, are non-voting, and are convertible share for share into common stock at the option of the holder after two years or automatically upon the occurrence of certain events. The preferred shares are subject to mandatory redemption annually each November 1. The redemption price is $7 per share. The amount to be redeemed will be based on 1% of the Company's revenues for its prior fiscal year. The amount to be redeemed may be reduced to the extent that the redemption would cause the Company to fail to meet its net capital requirement under the Securities and Exchange Act of 1934. The preferred shares have a preference in liquidation of $7 per share aggregating $664,153 at June 30, 1999 (1998 - $576,716).

On March 23, 1999, the Board of Directors amended the Articles of Incorporation to cancel the Series A Preferred Stock, previously authorized at 25,000 shares.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 8- Common stock

In December 1995, the Company authorized 200,000 common stock warrants and on December 31, 1991, issued 185,000 common stock warrants to shareholders of conversion "A" stock, who were also common shareholders on March 1, 1995. Each warrant enabled the holder to purchase one share of common stock for $1.00 until December 31, 1996, $1.50 in 1997, and $2.00 in 1998. The warrants expired on December 31, 1998. Of the warrants issued, no shares were exercised in the year ended June 30, 1999 or 1998.

In December 1995, the Company adopted a stock option and incentive plan that allows for the issuance of up to 200,000 shares of common stock. The plan provides for the award of stock options, employee stock purchases and restricted stock grants. Of the shares awarded, all were immediately vested and are subject to a holding period restriction of up to two years from the date of grant.

The award of additional stock options, vesting, exercise prices and other option terms are determined by the Board of Directors. Options have been granted to employee and non-employee board members for the purchase of common shares. The exercise prices have not been less than the fair market value of the stock as determined by the Board of Directors at the date of grant. The options expire at various dates during the years 1997 to 2002. Of the options granted, all were exercisable at June 30, 1999.

The following is a summary of shares under the option arrangements

                                     Price            Shares
                                  -----------        --------
Outstanding, June 30, 1997        $.85 - 2.20          72,581
Granted                           $      1.00          45,128
Lapsed or cancelled                                        --
                                                     --------
Outstanding, June 30, 1998                            117,709
Granted                           $.85 - 2.20           2,500
Lapsed or cancelled                                    (9,873)
                                                     --------
Outstanding, June 30, 1999                            110,336
                                                     ========

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999

Note 8- Common stock (continued)

The Company records its stock-based awards using the intrinsic value method of accounting in accordance with Accounting Principles Board No. 25, "Accounting for Stock Issued to Employees" and its related interpretations. Accordingly, no compensation expense has been recognized in the accompanying financial statements. Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation (SFAS 123)," requires the disclosure of pro forma net income had the Company adopted the fair value method of accounting beginning with its year ended June 30, 1998. Under SFAS 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differs from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which significantly affect the calculated values. The Company has not completed the pro forma calculations to determine the fair value of its option awards.


Note 9 - Net capital requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain both minimum net capital, as defined under such provisions, and a ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At June 30, 1999, the Company has net capital of $392,486, which is $292,486 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .0853 to 1.


Note 10 - Contingencies

The Company, in the ordinary course of business, is named in matters arising from its activities as a broker/dealer. In the opinion of management, based upon discussions with legal counsel, the resolution of these matters will not have a material adverse effect on the financial condition of the Company.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999


Note 11 - Quarterly financial results (unaudited)

The Company's revenues and income (loss) before extraordinary item for the four quarters in the years ended June 30, 1999 and 1998 were as follows

                                     Revenues       Income (loss)
                                    ----------      -------------
Quarter ended:
September 30, 1998                   $ 804,285        $ (45,691)
December 31, 1998                      732,643         (187,622)
March 31, 1999                         849,107          (94,894)
June 30, 1999                          519,871          (37,138)

Quarter ended:
September 30, 1997                   $ 897,125        $ (44,674)
December 31, 1997                      836,813          (46,051)
March 31, 1998                         955,207           49,115
June 30, 1998                          944,222           48,423

Note 12   Subsequent event

In May 1999 the Company entered into agreement with Paradox Holdings, Inc., parent of Financial West Investment Group, Inc. (FWG), in which the Company transferred all of its customer accounts and relationships with client representatives to FWG. FWG will receive gross commission income generated by the transferred representatives. In consideration for the transfer, FWG will pay the Company 2.5% of future gross commissions up to a total of $875,000. FWG will retain 2.25% of gross commissions until the $875,000 is paid. After payment of the $875,000 by FWG to the Company, FWG will retain 4.75% of gross commissions and the Company will receive the net after commission payments are made to the representatives.

The Company will record payments from FWG in connection with the transfer as commission income. The Company recorded in revenues for the year ended June 30, 1999, $41,154 in commissions received from FWG since May 1, 1999. Of that amount, $7,328 represents payment against the $875,000. Paradox Holdings, Inc. ("Paradox") has guaranteed payments to the Company by FWG, Inc.

PROGRESSIVE ASSET MANAGEMENT, INC.
Notes to Consolidated Financial Statements
June 30, 1999


Note 12   Subsequent event (continued)

Paradox further agreed to acquire a minority 40% ownership interest in the Company, to be represented by Class B preferred shares, for $25,000. Following approval by the NASD in late June 1999, the Company received payment and issued the Class B preferred shares in July 1999.

The agreement among FWG, Paradox and the Company, including the transfer of the customer accounts and relationships was subject to the NASD approval and receipt of the payment for the equity interest. Further, the Company had not recorded an asset related to the customer accounts or relationships and, accordingly, the consummation of the transaction in July 1999 as opposed to June 1999 had no significant effect on operations.

                         Report of Independent Auditors
                           on Supplemental Information


Board of Directors
Progressive Asset Management, Inc.


We have audited the consolidated financial statements of Progressive Asset Management, Inc. for the year ended June 30, 1999, and have issued our report thereon dated July 22, 1999. Our audit was made primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information presented hereinafter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


MARKLE STUCKEY HARDESTY & BOTT
Markle Stuckey Hardesty & Bott
Larkspur, California
July 22, 1999

PROGRESSIVE ASSET MANAGEMENT, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended June 30, 1999


Balance, beginning of year                        $      0


Increase (decrease)                                194,000
                                                  --------


Balance, end of year                              $194,000
                                                  ========

PROGRESSIVE ASSET MANAGEMENT, INC.
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
June 30, 1999


Aggregate indebtedness
     Total liabilities                                     $  227,503
        Less subordinated liabilities                        (194,000)
                                                           ----------
      Aggregate indebtedness                               $   33,503
                                                           ==========

Net capital
      Stockholders' equity                                 $  382,576
      Add subordinated liabilities                            194,000
      Deductions and/or charges
           Accounts receivable                                 64,636
           Employee advances                                   25,229
           Prepaid expenses                                    15,462
           Deposits                                            13,048
           Property and equipment, net                         10,341
           Securities haircuts                                  5,773
           Investment in and advances to affiliates            16,592
           Net assets of consolidated subsidiary               33,009
                                                           ----------
               Net capital                                 $  392,486
                                                           ==========


Net capital requirements/ratio
      Minimum net capital requirements
      (6-2/3% x aggregate indebtedness)                    $    2,235

      Minimum dollar net capital requirement               $  100,000

      Net capital requirement                              $  100,000

      Excess net capital                                   $  292,486

      Aggregate indebtedness to net capital                .0853 to 1

PROGRESSIVE ASSET MANAGEMENT, INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 1999



RECONCILIATION WITH COMPANY'S COMPUTATION
      (Included in Part IIA of Form X-17A-5
      as of June 30, 1999)

      Net capital, as reported in Company's Part IIA
      (Unaudited) FOCUS Report                                     332,000

      Audit adjustments                                             60,486
                                                                 ---------
      Net capital, as adjusted                                   $ 392,486
                                                                 =========

Aggregate indebtedness, as reported in Company's Part IIA
(Unaudited) FOCUS Report$ 197,702

      Audit adjustments                                           (164,199)
                                                                 ---------
      Aggregate indebtedness, as adjusted                        $  33,503
                                                                 =========

PROGRESSIVE ASSET MANAGEMENT, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 1999


The computation for determination of the reserve requirements under Exhibit A of Rule 15c3-3 of the Securities and Exchange Commission has not been prepared because the exemption under Reg. Section 240, 15c3-3 (k)(i)(C) is met.


- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -


PROGRESSIVE ASSET MANAGEMENT, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 1999


A supplementary report pursuant to Rule 17a-5(d)(4) and the information relating to possession or control requirements under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

PROGRESSIVE ASSET MANAGEMENT, INC.
Reconciliation With Respect to Methods of Consolidation
June 30, 1999


                                                                           Total
                                     Total              Total          Stockholders'
                                     Assets          Liabilities          Equity
                                    ---------        -----------       -------------
Progressive Asset
  Management, Inc.                    553,244         $ 227,503         $ 325,741

Progressive Asset Management
Housing, Inc.                          77,426               591            76,835
                                    ---------         ---------         ---------
                                      630,670           228,094           402,576


Intercompany
      eliminations                    (20,591)             (591)          (20,000)
                                    ---------         ---------         ---------

Consolidated amounts,
   as reported herein               $ 610,079         $ 227,503         $ 382,576
                                    =========         =========         =========



Report of Independent Auditors on Internal

Accounting Control Required by SEC Rule 17a-5


Board of Directors
Progressive Asset Management, Inc.

We have audited the consolidated financial statements of Progressive Asset Management, Inc. for the year ended June 30, 1999, and have issued our report thereon dated July 22, 1999. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (internal control structure) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a- 3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate. Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Progressive Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 1999, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and should not be used for any other purpose.

MARKLE STUCKEY HARDESTY & BOTT
Markle Stuckey Hardesty & Bott
Larkspur, California
July 22, 1999

PROGRESSIVE ASSET MANAGEMENT
CONSOLIDATED CONDENSED BALANCE SHEET
NINE MONTHS ENDING MARCH 31, 2000 AND 1999 (UNAUDITED)

                                                  2000                   1999
ASSETS

 Cash & Cash Equivalents                       $  444,607             $  443,072
 Accounts Receivable                           $   62,092             $  238,746
 Other Current Assets                          $   61,485             $   16,592

 TOTAL CURRENT ASSETS                          $  568,184             $  698,410

 Property & Equipment  Net                     $   13,106             $   10,341
 Other Assets                                  $   31,027             $  119,228

 TOTAL ASSETS                                  $  612,317             $  827,979

LIABILITIES AND STOCKHOLDERS' EQUITY

 Current Debt                                  $    2,415             $        0
 Accounts Payable                              $   33,457             $   49,789

 TOTAL CURRENT LIABILITIES                     $   35,872             $   49,789

 Earth Trade Settlement
 Liability                                     $  119,000             $  119,000

 TOTAL  LIABILITIES                            $  154,872             $  168,789

 Preferred Stock                               $   63,086             $   55,766
 Stockholders' equity                          $  394,359             $  603,424

 TOTAL LIABILITIES & STOCKHOLDERS' EQUITY      $  612,317             $  827,979


PROGRESSIVE ASSET MANAGEMENT, INC.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
NINE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)

                                                  2000                   1999
 REVENUES

 Commissions & Fees                            $  398,000             $2,381,362
 Interest & Dividends                          $   15,135             $    4,673

 TOTAL REVENUES                                $  413,135             $2,386,035

ADMINISTRATIVE & SELLING EXPENSES

 Commissions                                   $    9,525             $1,369,873
 Employees' Comp & Benefits                    $  136,854             $1,077,043
 Communications                                $    1,423             $   65,326
 Promotional Costs                             $   20,350             $   16,296
 Professional Fees                             $   35,515             $   42,954
 Occupancy                                     $   19,217             $   18,468
 Regulatory                                    $    5,952             $   16,081
 Office Supplies                               $    2,380             $    5,739
 Administrative & Other                        $   86,394             $   58,365
 Depreciation & Amortization                   $    3,583             $    3,600

 TOTAL ADMINISTRATIVE & SELLING EXPENSES       $  321,193             $2,673,745

 NET INCOME                                    $   91,942             $ (287,710)

 EARNING  (LOSS) PER SHARES - BASIC            $     0.03             $    (0.18)

 EARNING  (LOSS) PER SHARES - FULLY DILUTED    $     0.03             $    (0.18)

 SHARES USED TO COMPUTE PER SHARE AMOUNT        2,813,237              1,602,447

PROGRESSIVE ASSET MANAGEMENT, INC.
CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
NINE MONTHS ENDED MARCH 31, 2000 AND 1999 (UNAUDITED)

                                                    2000                  1999
OPERATING ACTIVITIES

 Net Income                                      $  91,942            $ (287,710)
 Adjustments to Net Income                       $ (13,508)           $ (209,595)
 Total From Operating Activities                 $  78,434            $ (497,305)

 INVESTING ACTIVITIES                            $  (4,000)           $   50,000

 FINANCING ACTIVITIES                            $ (52,181)           $   (4,000)

 INCREASE (DECREASE)
 IN CASH                                         $  22,253            $ (451,305)

 CASH & CASH
 EQUIVALENTS

           Beginning of period                   $ 422,354            $   573,078
           End of period                         $ 444,607            $   443,072


Note 1 This is a condensed and consolidated financial summary which includes PAM and its wholly-owned subsidiary, PAM Housing.

Note 2 Total number of shares as of December 31 1999 and 1998 is 2,810,793.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with the requirements of Form 10-SB and Item 310 of Regulation S-B, and in the opinion of management of PAM, include all normal adjustments considered necessary to present fairly the financial position as of December 31, 1999, and the six months ended December 31, 1999, and December 31, 1998. These results have been determined on the basis of generally accepted accounting principals and practices and applied consistently with those used in the preparation of PAM's audited consolidated financial statements and notes for the year ended June 30, 1999.

                                    PART III

Exhibit 2        (a) Restated Articles of Incorporation
                 (b) Bylaws

Exhibit 6        (a) Stock Option Plan
                 (b) Standstill Agreement between PAM and Paradox Holdings

Exhibit 12       (a) Purchase Agreement Among Paradox Holdings, PAM and FWG,

Exhibit 27           Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, who is duly authorized.

                                        Progressive Asset Management, Inc.

Date: July 12, 2000                     /s/ ERIC LEENSON
                                        by Eric Leenson, President



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